SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 6th March 2003

SIX CONTINENTS PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

SIX CONTINENTS PLC

SEPARATION UPDATE

Not for release, publication or distribution in whole or in part in or into Australia, Canada, Japan or the Netherlands

The Board of Six Continents PLC (“Six Continents”) notes Capital Management and Investment PLC’s (“CMI”) announcement today. It continues its approach of using invective rather than providing anything new of substance.

Proxies

The EGM and the Court Meeting to vote on the separation is on Wednesday 12th March and shareholders are reminded that proxies must be received by no later than 10.30am (GMT) on Monday 10th March. Forms of proxy for the Court Meeting may be handed to the Chairman of the Court Meeting at that meeting.

Future Commitments

Since the demerger announcement on 1st October 2002, both InterContinental Hotels Group (“IHG”) and Mitchells & Butlers (“M and B”) have continued to develop clear and objective strategies for the companies following separation. Each company has made a number of commitments to demonstrate its objective of maximising value for shareholders. These are as follows:

IHG
–	Annual cost savings of at least $100 million (including the elimination of approximately $15 million of incremental overhead cost inherited by IHG as a result of the separation) against the 2003 budgeted overheads
–	A significant reduction in the company’s £3.8 billion asset base driven by the asset by asset review process
–	A reduction in future capital spend to drive returns
–	Use of surplus cash to reduce debt and buy back shares
–	No corporate acquisitions for the foreseeable future
–	A progressive dividend policy

M and B
–	Drive sales growth through conversion of the unbranded estate and controlled promotional activity
–	Disciplined capital allocation with selective disposals
–	Reduction in capital expenditure and focus on high return investments
–	Aggressive management of the cost base
–	A progressive dividend policy
–	Active review of financing options to optimise capital structure
–	Return surplus cash from refinancing to shareholders

The Boards of both companies have given an explicit commitment that they will seriously consider any proposal that might be attractive to shareholders and has a reasonable prospect of delivery.

Separation Timetable

Wednesday 12th March
Court Meeting (10.30am) – to approve the Scheme of Arrangement necessary to insert a new holding company, M and B
Extraordinary General Meeting (to immediately follow the Court Meeting) – to approve the separation of the two businesses

Thursday 10th April
Court Hearing – to sanction the Scheme of Arrangement

Monday 14th April
Court Hearing – to confirm the reduction of capital of M and B which effects the separation.

Tuesday 15th April
Trading in M and B and IHG shares commence

Approval by shareholders at the Court Meeting and EGM next week will allow the separation (subject to the sanction of the Court) to become effective on 15th April. Notwithstanding this, the directors of Six Continents can withdraw the demerger at any time up until 14th April. In this light, the Board reiterates that it will give serious consideration to any proposal that might be attractive to shareholders and has a reasonable prospect of delivery.

CMI’s incorrect statements

CMI has made a number of statements that Six Continents management has been “unreceptive to approaches.” This is not correct and the facts are as follows:

•	Six Continents announced on 1st October 2002 that it intended to demerge its hotels and pubs businesses. Since that date, with the exception of CMI and other Hugh Osmond vehicles, Six Continents has received no proposals to acquire either its pub or hotel business. Similarly, no proposal has been received for Six Continents as a whole.
•	Sun Capital, a Hugh Osmond vehicle, first made an approach to Six Continents in late October 2002. Six Continents evaluated the proposal carefully. The Board of Six Continents was advised that the proposal of a sale and leaseback would have transferred material value from Six Continents to Sun Capital. Since November 2002 Hugh Osmond has made no further approaches to Six Continents.

CMI has had months to formulate an attractive proposal. Why does it need even more time?

Tim Clarke, Chief Executive of Six Continents said:

“We urge shareholders to vote in favour of the demerger which the Board unanimously believes will deliver maximum value and choice.

CMI has had since 1st October 2002, when we announced the plans for our demerger, to prepare an offer for Six Continents that would be attractive to our shareholders. In full knowledge of our timetable, and for reasons known only to itself, CMI has chosen to make an offer in the closing stages and to impose a false deadline on our shareholders.

Voting for demerger on 12th March increases our shareholders’ choice in contrast to CMI’s attempt to railroad our shareholders into delaying the EGM.”

Enquiries:

Tim Clarke Richard North	020 7409 1919
Fiona Antcliffe Sophie Fitton	020 7404 5959

In connection with the forthcoming shareholder meetings, Six Continents shareholders are reminded that they should complete and return their forms of proxy as soon as possible, but in any event so as to be received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 8XF, no later than 10.30am on 10 March 2003. Forms of proxy for the Court Meeting may also be handed to the Chairman of the Court Meeting at that meeting.

If you have any questions about the proposals or are in any doubt as to how to complete the forms of proxy, please call the shareholder helpline on telephone number 0845 600 6063 (or +44 207 864 9190 from outside the UK) between 8.30am and 5.30pm (UK time) on Monday to Saturday. For legal reasons, this helpline will not be able to provide advice on the merits of the proposals or to provide financial advice.

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “target”, “expect”, “intend”, “believe” or other words of similar meaning.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements.

Factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Six Continents Form 20-F for the financial year ended 30 September 2002 filed with the United States Securities and Exchange Commission.

This announcement for which the directors of Six Continents are responsible, has been issued by Six Continents and has been approved solely for the purposes of section 21 of the Financial Services and Market Act 2000 by Salomon Brothers International Limited, trading as Schroder Salomon Smith Barney, of Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB. Schroder Salomon Smith Barney, is acting as financial adviser to Six Continents and to nobody else in connection with the proposed separation and return of capital and any offer for Six Continents (the “Offer”) and as sponsor to InterContinental Hotels Group PLC and Mitchells & Butlers PLC and to nobody else in connection with the admission of the ordinary shares of InterContinental Hotels Group PLC and Mitchells & Butlers PLC to the official list of the UK Listing Authority (“Admissions”) and will not be responsible to anyone else for providing the protections afforded to clients of Schroder Salomon Smith Barney or for providing advice in relation to the separation and return of capital, the Admissions or the Offer. “Schroder” is a trademark of Schroder Holdings plc and is used under licence by Salomon Brothers International Limited.

Merrill Lynch International is acting for Six Continents and for no-one else in connection with the Offer and will not be responsible to anyone other than Six Continents for providing the protections afforded to clients of Merrill Lynch International or for providing advice in relation to the Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	DEPUTY SECRETARY

Date:	6th March 2003